

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 28, 2017

Earnest Blackmon
Principal Executive, Financial and Accounting Officer
United Cannabis Corporation
1600 Broadway, Suite 1600
Denver, CO 80202

> **Re:** **United Cannabis Corporation**
> **Registration Statement on Form S-1**
> **Filed February 24, 2017**
> **File No. 333-216222**

Dear Mr. Blackmon:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, you have not included audited financial statements for your most recently completed fiscal year, as required by Rule 8-08 of Regulation S-X. Because you did not report income from continuing operations before taxes in either the 2014 or 2015 fiscal years, you do not meet the conditions prescribed by paragraph (b) of Rule 8-08 and must include audited financial statements for the most recently completed fiscal year. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: William T. Hart, Esq.